MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2019 and 2018

(Expressed in United States dollars)

TABLE OF CONTENTS

1.	Overview of the business	2-3

2.	Highlights and key business developments	4-6

3.	Results of the AGM	7-16

4.	Financial results of the Company	17-19

5.	Selected quarterly financial data	20

6.	Outlook	21

7.	Liquidity and capital resources	21-24

8.	Non-GAAP measures	25-30

9.	Summary of outstanding share data	30

10.	Related party transactions	30

11.	Critical accounting policies and estimates	30-31

12.	Risks and uncertainties	31-32

13.	Internal control	32-33

14.	Qualified person	33

15.	Cautionary statements	33-36

ASANKO GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

This Management’s Discussion and Analysis (“MD&A”) of Asanko Gold Inc. (“Asanko” or the “Company”) has been prepared by management as of February 11, 2020 and should be read in conjunction with the Company’s consolidated annual financial statements for the years ended December 31, 2019 and 2018 and the notes related thereto.

Additional information on the Company, including its most recent Annual Information Form (“AIF”) is available under the Company’s profile at www.sedar.com and the Company’s website: www.asanko.com.

Unless otherwise specified, all financial information has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All dollar amounts herein are expressed in United States dollars (“US dollars”) unless stated otherwise. References to $ means US dollars and C$ are to Canadian dollars.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in sections “12. Risks and uncertainties” and “15. Cautionary statements” at the end of this MD&A.

1. Overview of the business

Following the conclusion of the Gold Fields Transaction (see “Gold Fields Transaction”) on July 31, 2018, Asanko holds a 45% economic interest in the Asanko Gold Mine (the “AGM”) and gold exploration tenements (collectively the “joint venture” or “JV”) on both the Asankrangwa and Sefwi Gold Belts in the Republic of Ghana (“Ghana”), West Africa. Asanko are the operators of the joint venture and receive an annual service fee from the JV.

Asanko’s vision is to build a mid-tier gold mining company through a combination of organic growth, exploration, accretive M&A activities and the disciplined deployment of its financial resources. The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) and the NYSE American (“NYSE”) under the symbol “AKG”.

The AGM is a multi-deposit complex, with two main deposits, Nkran and Esaase, eight satellite deposits and a carbon-in-leach (“CIL”) processing plant, with a current design capacity of five million tonnes per annum (“Mtpa”).

Asanko has prepared an updated Life of Mine plan for the AGM (the “AGM LOM plan”) which focuses on the high level development for the AGM previously announced (see “Updated Life of Mine Plan and Associated Impairment Loss”). The Company has completed its work associated with the AGM LOM plan; however, the AGM LOM plan is still being reviewed by the JV management committee. The Company expects to update its technical disclosures in Q1 2020, based on its work on the AGM LOM plan.

Gold Fields Transaction

On July 31, 2018, the Company completed a transaction with a subsidiary of Gold Fields Limited (“Gold Fields”), under which Gold Fields obtained a 50% interest in the JV (45% interest in the AGM), in exchange for a $185.0 million contribution by Gold Fields to the JV (the “JV Transaction”). Of this contribution amount, $165.0 million was paid upon closing of the transaction, $10.0 million was received on August 29, 2019, and a further $10.0 million was received by the Company on December 19, 2019. In addition to Gold Fields’ contribution to the JV, Gold Fields also subscribed for 22,354,657 common shares of the Company for gross proceeds of $17.6 million.

Concurrent with the closing of the JV Transaction, the Company settled the amount of $163.8 million which was payable at the time under a Definitive Senior Facilities Agreement, including all outstanding debt principal and accrued interest. As a result, the Company emerged from the JV Transaction debt-free. The Company recognized the fair value of the consideration received from Gold Fields, as well as the fair value of the investment that the Company retained in the JV and recognized a $143.3 million loss associated with the loss of control of its former Ghanaian subsidiaries Asanko Gold Ghana Limited (“AGGL”) and Adansi Gold Company Ghana Limited (“Adansi Ghana”). The Company’s 2018 AIF contains further details regarding the rights and obligations of the participants to the JV.

Updated Life of Mine Plan and Associated Impairment Loss

During the year ended December 31, 2019, the Company and its JV partners announced that the scope of the ongoing work associated with the AGM LOM plan would:

ASANKO GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

• target a remaining mine life of 8-10 years with gold production of 225,000 to 250,000 ounces per year;

• contemplate resources based on Localized Uniform Conditioning methodology;

• be based on NI43-101 standards and consistent with Gold Field’s operating practices;

• be based on Measured and Indicated Mineral Resources using Datamine Mine Stope Optimization software;

• not include any major development capital investments such as further processing plant expansions or Esaase ore transportation infrastructure; and

• be based on metallurgical recovery estimates for Esaase fresh ore based on an updated metallurgical model, which would in turn be based on a test-work program currently underway.

The Company previously prepared its Amended and Restated Definitive Feasibility Study related to the AGM on June 5, 2017 (and amended and restated on December 20, 2017, the “12/17 DFS”). The 12/17 DFS has been filed on SEDAR, www.sedar.com, and is available on the Company’s website at www.asanko.com. The 12/17 DFS previously estimated the AGM’s remaining life of mine to be between 14 and 21 years (ending 2030 - 2037) with gold production ranging from 108,000 ounces to 497,000 ounces. Refer to the 12/17 DFS for further detail regarding the mineral reserve estimate.

As discussed above, the current AGM LOM plan contemplates a remaining mine life of 8-10 years (2027-2029) with gold production ranging from 225,000 to 250,000 ounces per year. Additionally, while the Company previously disclosed that it expected that global resource gold ounces at Esaase would remain approximately the same as previously stated, as a result of the continued work associated with the AGM LOM plan the Company now expects that the resource base for the AGM may reduce significantly.

Therefore, given that the target mine life and production is expected to result in the extraction of materially less than the total previously estimated reserves and resources of the AGM, the Company considered this to represent an indicator of possible impairment. Accordingly, the Company was required to assess the recoverable amount of the AGM, which was based on management’s estimate of the fair value less cost of disposal of the AGM. The fair value less cost of disposal of the AGM (on a 100% basis) was estimated to be $211.8 million and included life of mine cash flow projections, on the basis of the updated scope.

The Company has completed its work associated with the AGM LOM plan; however, the AGM LOM plan is still being reviewed by the JV management committee, and the life of mine cash flow projections that are used in the impairment assessment are not based on a published National Instrument 43-101 technical report (“NI 43-101 report”). The extent of any change in reserves and resources cannot be precisely determined until the NI 43-101 report is finalized and published. Notwithstanding, the estimate of the recoverable amount of the AGM incorporates management’s best estimate based on information available to management at the time of preparing these audited consolidated financial statements. Management’s estimate of the fair value of the AGM is classified as Level 3 in the fair value hierarchy (for more information regarding the assumptions applied, refer to “Impairment”).

At December 31, 2019, the carrying value of the AGM’s single cash generating unit was $289.6 million greater than its recoverable amount. Based on this assessment, a $289.6 million impairment was recorded against the non-current assets of the AGM during the year ended December 31, 2019, of which the Company recognized its interest of $130.3 million (or 45% of $289.6 million) as part of the Company’s share of the net loss related to joint venture.

The full narrative and technical report, reflecting the results of the AGM LOM plan, is expected to be published in Q1 2020 on SEDAR at www.sedar.com.

ASANKO GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

2. Highlights and key business developments

Q4 2019 and full year (“FY”) 2019 business developments include the following operating and financial results of the AGM on a 100% basis (unless otherwise stated).

FY 2019 Operating highlights of the AGM (on a 100% basis)

• Record annual gold production of 251,044 ounces during the year ended December 31, 2019, exceeding the upper end of 2019 production guidance of 225,000-245,000 ounces.

• Ore mined during 2019 totaled 5.07 million tonnes (“Mt”) at an average grade of 1.5 g/t and a total strip ratio of 5.1:1.

• The processing plant delivered a record annual milling performance with throughput of 5.50Mt, at an average plant feed grade of 1.5 g/t.

• Gold recovery of 94% continuing to exceed design.

• The AGM generated $120.4 million of cash flows from operating activities (after taking into account favorable working capital changes of $10.6 million) and free cash flow1 of $44.0 million during 2019.

• For the year ended December 31, 2019, AISC was $1,112/oz, exceeding the upper-end of guidance of $1,040 - $1,060/oz by approximately 5%. This was due to reliance on the processing of lower grade ore from stockpiles and the Esaase pits, following an upper bench slippage in the western wall of the Nkran pit during Q4 2019.

• There was one lost-time injury (“LTI”) and total recordable injury (“TRI”) reported during the year. The AGM maintained LTI and TRI frequency rates of 0.16 per million employee hours worked for FY 2019.

Q4 2019 Operating highlights of the AGM (on a 100% basis)

• There was one LTI and TRI reported during the quarter.

• Record quarterly gold production of 66,112 ounces.

• Ore mined during Q4 2019 totaled 1.41Mt, at an average mined grade of 1.6 g/t and a total strip ratio of 3.5:1. The decrease in strip ratio from Q3 2019 was due to a reduction in waste mining at Nkran as the Cut 2 pushback was concluded in early Q4 2019.

• The processing plant delivered another record quarterly milling performance with throughput of 1.46Mt, at an average plant feed grade of 1.5 g/t.

• Gold recovery of 94%.

• The AGM incurred operating cash costs per ounce1 of $790, total cash costs per ounce1 of $863 and all-in sustaining costs per ounce1 (or “AISC”) of $969 in Q4 2019. The reduction in AISC from Q3 2019 was primarily due to lower waste mining at Nkran resulting from the completion of the Cut 2 pushback in Q4 2019.

• The AGM received the “Mining Company of the Year” award from the Ghana Chamber of Mines for a second year in a row.

Q4 2019 Financial highlights of the AGM (on a 100% basis)

The following financial information includes the operating and financial results of the AGM on a 100% basis (unless otherwise stated).

• Q4 2019 gold sales of 66,095 ounces generated a record $96.8 million of gold sales proceeds at an average realized gold price of $1,465 per ounce, an increase of $21.7 million from Q4 2018. Revenue for Q4 2019 amounted to $97.1 million and includes by-product sales of $0.2 million.

• Total cost of sales (including depreciation and depletion and royalties) amounted to $88.0 million in Q4 2019, an increase of $12.9 million from Q4 2018. The increase in cost of sales was primarily due to an increase in gold ounces sold and higher depreciation expense related to the depletion of Nkran deferred stripping costs and Esaase mine development costs.

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1 See “8. Non-GAAP measures”

ASANKO GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

• Income from mine operations improved to $9.1 million in Q4 2019, compared to a loss from mine operations $0.8 million in Q4 2018. The improvement in income from mine operations was due to an increase in realized gold prices from $1,215/oz to $1,465/oz and higher gold sales volumes, partly offset by higher depreciation expense as previously noted.

• The JV’s income from operations amounted to $5.4 million for the quarter, compared to a net loss from operations of $4.0 million in Q4 2018. The improvement in income from operations was due to an increase in mine operating income, partly offset by increased exploration and evaluation expenditures.

• The AGM reported Adjusted EBITDA1 of $31.8 million in Q4 2019 compared to $17.4 million in Q4 2018. The increase in Adjusted EBITDA1 was primarily driven by an increase in realized gold prices and higher gold sales volumes, partly offset by higher exploration and evaluation expenditures.

• The AGM generated $45.4 million of cash flows from operating activities (after taking into account favorable working capital changes of $11.6 million) and free cash flow1 of $28.9 million during Q4 2019. This compares to $12.9 million of cash flows from operating activities and negative $8.6 million of free cash flow1 during Q4 2018. The improvement in free cash flow was the result of a $19.1 million increase in income from operations (excluding depreciation and depletion), as well as a favorable change in non-cash working capital of $16.6 million from Q4 2018 to Q4 2019. Additionally, as a result of strategic initiatives to reduce capital expenditure, there was a $9.3 million decrease in cash flows associated with capital expenditure from Q4 2018 to Q4 2019. These factors were partly offset by $4.3 million of payments made to mining contractors for leases capitalized under IFRS 16 and $3.7 million paid to the counterparties of the gold hedging instruments.

• During Q4 2019, the JV commenced returning invested capital to the JV partners, with an initial distribution of $20.0 million.

• As at December 31, 2019, the JV had cash of $43.8 million on hand (3.0 million of which was restricted in favour of a gold hedging counterparty and released on January 3, 2020), $9.1 million in receivables from gold sales and $2.8 million in gold on hand.

Q4 2019 key consolidated financial information of the Company

The following financial information comprises the consolidated results of the Company for Q4 2019:

• On November 12, 2019, the Company received approval from the TSX to commence a normal course issuer bid (“NCIB”) on November 15, 2019 to purchase up to 11,310,386 common shares, representing 5% of the Company’s issued and outstanding common shares on the date thereof. During Q4 2019, the Company repurchased and cancelled a total of 1,108,920 common shares under the NCIB program for $1.0 million (average acquisition price of $0.86 per share).

• On December 19, 2019, the Company received the final of two $10.0 million payments from Gold Fields based on the achievement of the agreed Esaase development milestone and an additional $10.0 million distribution from the JV. These payments were recorded as redemptions of the previously recognized preference shares.

• As at December 31, 2019, the Company had cash of $31.1 million on hand and $4.3 million in receivables.

• Subsequent to year-end, on February 11, 2020, the Company received another $15.0 million distribution from the JV.

• The Company reported a net loss after tax of $21.2 million in Q4 2019 compared to a net loss of $0.9 million in Q4 2018. The increase in net loss for Q4 2019 was predominantly the result of a $20.2 downward fair value adjustment of the Company’s redeemable preference shares in order to reflect the change in the estimated amount and timing of the cash flows expected to be distributed by the JV in accordance with the change in the AGM LOM plan. These factors were partly offset by a decrease in general and administrative (“G&A”) expenses following the restructuring of the executive management team during Q3 2019.

• Adjusted net income1 for Q4 2019 amounted to $0.9 million ($0.00 earnings per share) compared to an adjusted net loss1 of $0.9 million ($0.00 loss per share) in Q4 2018. The improvement in adjusted net income1 was due to the Company’s 45% interest in the net earnings of the AGM, which reported income from operations in Q4 2019 compared to a net loss from operations in Q4 2018. In addition, the Company reduced its G&A expenses in Q4 2019 by $0.8 million. These factors were partly offset by a reduction in accretion income and fair value adjustments on the Company’s preferred share investments in the JV compared to Q4 2018.

ASANKO GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

• Adjusted EBITDA1 for Q4 2019 amounted to $12.6 million, compared to $6.1 million in Q4 2018. The increase in Adjusted EBITDA1 was primarily a result of the increase in the AGM’s mine operating earnings.

• Cash used in operating activities in Q4 2019 was $1.6 million, compared to cash used in operating activities of $1.9 million in Q4 2018. The decrease in cash used in operations was due to lower G&A costs partly offset by an increase in working capital investments.

Board Changes

On October 24, 2019, the Company announced that Ms. Judith Mosely will join the Company’s Board effective January 1, 2020.

On January 2, 2020, the Company announced the resignation of Mr. William Smart from its Board of Directors. Concurrently, the Company announced that Mr. Colin Steyn, Chair of the Board of Directors, decided that he will not seek re-election at the next Annual General Meeting which is expected to be held on or about April 30, 2020. The Company has initiated a search for an independent director to replace Mr. Steyn on the slate of directors to be nominated for election at the 2020 Annual General Meeting.

ASANKO GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

3. Results of the AGM

All results of the AGM in this section are on a 100% basis, unless otherwise noted. The Company’s attributable economic interest in the AGM is 45%.

3.1 Operating performance

The following table and subsequent discussion provide a summary of the operating performance of the AGM (on a 100% basis) for the three months and years ended December 31, 2019 and 2018, unless otherwise noted.

	Three months ended December 31,		Year ended December 31,
	2019	2018	2019	2018
Key mine performance data of the AGM (100% basis)
Ore tonnes mined (000 t)	1,405	1,370	5,071	4,898
Waste tonnes mined (000 t)	4,956	8,370	25,719	39,244
Total tonnes mined (000 t)	6,361	9,740	30,790	44,142
Strip ratio (W:O)	3.5	6.1	5.1	8.0
Average gold grade mined (g/t)	1.6	1.5	1.5	1.4
Mining cost ($/t mined)[2]	4.86	4.13	4.52	3.62

Ore tonnes milled (000 t)	1,460	1,238	5,498	5,180
Average mill head grade (g/t)	1.5	1.6	1.5	1.5
Average recovery rate (%)	94%	95%	94%	94%
Processing cost ($/t treated)	10.83	12.39	10.91	11.16

Gold produced (ounces)	66,112	59,823	251,044	223,152
Gold sold (ounces)	66,095	61,821	248,862	227,772

Silver produced (ounces)	14,270	15,246	47,312	56,993
Silver sold (ounces)	13,858	15,367	51,273	55,768

Operating cash costs ($ per gold ounce)[1]	790	811	776	688
Total cash costs ($ per gold ounce)[1]	863	872	845	750
All -in sustaining costs ($ per gold ounce)[1]	969	1,072	1,112	1,072

2 For the year ended December 31, 2019, mining cost per tonne excludes a provision for a one-time contract termination

a) Health and Safety

There was one LTI reported during the quarter. The AGM’s LTI and TRI frequency rate for the twelve months ended December 2019 amounted to 0.16 per million employee hours worked.

b) Mining

During the quarter, the AGM sourced ore from the Nkran and Esaase pits, as well as run-of-mine (“ROM”) stockpiles. During the quarter, 2.62Mt of waste and 0.85Mt of ore at a gold grade of 1.9 g/t were mined from the Nkran pit. In Q4 2019, the Esaase pits collectively delivered 0.56Mt of ore at a gold grade of 1.3 g/t and a strip ratio of 4.2:1. Operations at Esaase will continue mining oxides through Q1 2020 with the goal of achieving an optimal fresh to oxide ore blend delivered to the SAG mill. During the quarter, work associated with the resettlement of the Tetrem village continued and the relocation project is expected to be handed over to the community by Q4 2020 and completed by Q1 2021.

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1 See “8. Non-GAAP measures”

ASANKO GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

Late in Q4 2019, an upper bench slippage in the western wall of the Nkran pit resulted in a higher reliance on the processing of lower-grade ore from stockpiles and the Esaase pits. Through the continuous use of slope stability radar monitoring, the event was anticipated, and the pit was vacated in advance of the slippage with no injuries or damage to equipment. Full mining operations resumed in the Nkran pit three days after the slippage with a focus on clean-up operations which resulted in fewer ore tonnes being mined from the Nkran pit and the overall contained gold mined from the AGM being lower than anticipated. The slippage is not expected to materially affect planned 2020 production and its impact on the longer term mine plan has been included in the updated AGM LOM plan (see “Updated Life of Mine Plan and Associated Impairment Loss”).

Going forward, the mine plan for 2020 will source ore primarily from Cut 2 at Nkran and Esaase, while the development of the Akwasiso pit is also expected to recommence and contribute approximately 30% of the planned ore tonnes for 2020. These ore sources will be augmented where necessary with run-of-mine stockpile material.

Mining cost per tonne for Q4 2019 was $4.86 compared to $4.13 during Q4 2018, an increase of 18%. The higher mining cost per tonne in Q4 2019 was predominantly due to volume differences as fewer total tonnes mined during Q4 2019 had the effect of increasing fixed mining cost on a per unit basis. The higher mining cost also reflects the additional fixed cost of Esaase mining contract (which commenced in Q1 2019). These factors were partly offset by reductions in drill and blast cost and load and haul cost during Q4 2019.

c) Processing

The AGM produced a record 66,112 ounces of gold during the fourth quarter of 2019, as the processing plant achieved a record quarterly milling rate, with 1.46Mt of ore processed at a grade of 1.5 g/t and metallurgical recovery averaging 94%. The gold feed grade processed through the mill was marginally lower than that mined during the quarter as the AGM employs a differential stockpiling and feed arrangement process, in line with the AGM LOM plan.

Metallurgical recovery continued to exceed design as a result of higher-than-design gravity recovery performance. This performance highlights the capability of the recovery circuit to run at higher throughput levels whilst still maintaining recovery performance.

Processing cost per tonne for Q4 2019 was $10.83 compared to $12.39 during Q4 2018, a decrease of 13%. The improvement in processing cost per tonne was predominantly due to the positive volume variance as the higher throughput during Q4 2019 had the effect of decreasing fixed processing costs on a per unit basis. The higher throughput during Q4 2019 relative to Q4 2018 was partly due to the increase in oxide tonnes within the plant’s feed blend, following the ramp-up in mining at Esaase during 2019.

d) Total cash costs and AISC (for the AGM on a 100% basis)

For the three months and the year ended December 31, 2019, total cash costs per ounce1 were $863/oz and $845/oz, respectively, compared to total cash costs per ounce during the three months and year ended December 31, 2018 of $872/oz and $750/oz, respectively. Cash costs were lower in Q4 2019 (when compared to Q4 2018) due to the impact of higher gold sales volumes which had the effect of decreasing fixed production costs on a per unit basis. Total cash costs per ounce1 was also impacted by a reduction associated with fixed mining contractor costs ($63/oz) which, due to the adoption of IFRS 16 – Leases (“IFRS 16”, see “11.2 Changes in Accounting Policies including Initial Adoption”), is now presented as part of AISC1 rather than total cash cost per ounce1. These factors were partly offset by an increase in mining costs, as well as ore transportation costs associated with trucking ore from Esaase to the process plant ($47/oz for the quarter). The improved gold price during Q4 2019 gave rise to higher royalty expense compared to Q4 2018. In addition, total cash cost per ounce1 benefitted from lower net realizable value (“NRV”) adjustments to stockpile inventory, the cash cost component of which represented a reduction in production costs of $0.6 million in Q4 2019, compared to an increase in production costs of $6.5 million in Q4 2018. The reduction in the NRV adjustments quarter-on-quarter was predominantly due to the improvement in the forecasted realized gold prices from a year ago.

ASANKO GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

Relative to Q3 2019, total cash costs per ounce1 were lower in Q4 2019, decreasing by 1% from $872 to $863, as a result of the impact of higher gold sales volumes in Q4 2019, which had the effect of decreasing cash production cost on a per-unit basis. In addition, the AGM recognized a $0.6 million reduction to production costs ($9/oz decrease) associated with NRV adjustments to stockpile inventory; whereas, in Q3 2019, the AGM recognized $1.9 million increase in production costs ($30/oz increase) associated with NRV adjustments to stockpile inventory. These factors were partly offset by the impact of a decrease in the amount of stripping costs that was deferred during Q4 2019 (due to the Cut 2 pushback at Nkran being completed early in Q4 2019) and thus more operational waste mining costs were included in total cash costs per ounce1 during Q4 2019.

For the three months and year ended December 31, 2019, AlSC1 for the AGM amounted to $969/oz and $1,112/oz, respectively, compared to AISC1 of $1,072/oz for both the three months and the year ended December 31, 2018, respectively. The decrease in AlSC1 from Q4 2018 to Q4 2019 was predominantly due to the previously described lower total cash costs per ounce1 (decrease of $9/oz), a $77/oz decrease in deferred stripping costs due to the completion of Cut 2 at Nkran in early Q4 2019, and the impact of higher gold sales volumes which had the effect of decreasing fixed costs on a per unit basis.

Relative to Q3 2019, AlSC1 for Q4 2019 decreased from $1,179/oz to $969/oz, a decrease of 18%. Total cash costs per ounce1 were $9/oz lower in Q4 2019, while both capitalized stripping costs (decrease of $111/oz) and G&A expenses (decrease of $14/oz) reduced in Q4 2019 which were partly offset by an increase in sustaining capital expenditures (increase of $7/oz). Additionally, the impact of mining contractor lease payments was lower in Q4 2019 due to timing differences in the settlement of contractor payables (decrease of $85/oz).

For the three months and year ended December 31, 2019, the AGM incurred non-sustaining capital and exploration expenditures of $15.9 million and $25.5 million, respectively, compared to $10.5 million and $24.1 million during the respective comparative periods in 2018. The higher non-sustaining expenditure for Q4 2019 was primarily due to $1.6 million higher exploration expense associated with annual mineral rights fees, as well as $3.8 million higher development capital, which included costs associated with the resettlement of the Tetrem village near Esaase and upgrades to the Esaase haul road.

ASANKO GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

3.2 Selected financial results of the AGM

The following tables present excerpts of the financial results of the JV for the three months and years ended December 31, 2019 and 2018. These results are presented on a 100% basis. For a complete income statement of the JV, refer to note 8 of the Company’s consolidated annual financial statements for the years ended December 31, 2019 and 2018.

Three months and years ended December 31, 2019 and 2018

	Three months ended December 31,		Year ended December 31,
	2019	2018	2019	2018
(in thousands of US dollars)	$	$	$	$

Revenue	97,075	74,224	340,969	283,873

Cost of sales:
Production costs	(52,582)	(50,456)	(199,234)	(158,047)
Depreciation and depletion	(30,578)	(20,845)	(95,418)	(76,273)
Royalties	(4,853)	(3,768)	(17,159)	(14,250)
Income from mine operations	9,062	(845)	29,158	35,303

Exploration and evaluation expenditures	(2,219)	(612)	(6,092)	(3,370)
Finance expense	(1,095)	(232)	(8,905)	(11,088)
Income tax recovery (expense)	-	460	-	(11,449)

Average realized price per gold ounce sold ($)	1,465	1,215	1,376	1,247
Average London PM fix ($)	1,481	1,228	1,393	1,269
All -in sustaining costs ($ per gold ounce)[1]	969	1,072	1,112	1,072
All -in sustaining margin ($ per gold ounce)[1]	496	143	264	175
All -in sustaining margin ($'000)[1]	32,783	8,840	65,700	39,860

Revenue

During Q4 2019, the AGM sold 66,095 ounces of gold at an average realized gold price of $1,465/oz for total revenue of $97.1 million (including $0.2 million of by-product revenue). During Q4 2018, the AGM sold 61,821 ounces of gold at an average realized gold price of $1,215/oz for total revenue of $74.2 million (including $0.2 million of by-product revenue and net of $1.1 million of gold sales related to pre-production activities at Esaase that were capitalized to mineral, properties, plant and equipment (“MPP&E”)). The increase in revenues quarter-on-quarter was therefore a function higher average realized gold prices and sales volumes in Q4 2019.

During the year ended December 31, 2019, the AGM sold 248,862 ounces of gold at an average realized gold price of $1,376/oz for proceeds of $342.4 million. Revenues of $341.0 million also included $0.8 million of by-product revenue and were presented net of $2.2 million of gold sales related to pre-production activities at Esaase that were capitalized to MPP&E. In the comparative year of 2018, the AGM sold 227,772 ounces of gold at an average realized gold price of $1,247/oz for total revenue of $283.9 million (including $0.9 million of by-product revenue and net of $1.1 million of gold sales related to pre-production activities at Esaase that were capitalized to MPP&E). The increase in revenues during the 2019 year was therefore a function of higher average realized gold prices and higher sales volumes in 2019.

The AGM continues to sell all the gold it produces to Red Kite under an offtake agreement. The terms of the offtake agreement require the AGM to sell 100% of its gold production up to a maximum of 2.2 million ounces to Red Kite. As of December 31, 2019, 839,373 ounces have been delivered to Red Kite under the offtake agreement (December 31, 2018 – 590,511 ounces).

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1 See “8. Non-GAAP measures”

ASANKO GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

Production costs and royalties

During Q4 2019, the AGM incurred production costs of $52.6 million, compared to $50.5 million in Q4 2018. Production costs were higher in Q4 2019 due to higher sales volumes, partly offset by lower total cash costs per ounce1 in Q4 2019.

During the year ended December 31, 2019, the AGM incurred production costs of $199.2 million, compared to $158.0 million for the year ended December 31, 2018. Production costs were higher in 2019 due to higher total cash costs per ounce1 and higher sales volumes. Additionally, during the year ended December 31, 2019, the JV provided for a one-time contract termination fee relating to one of the JV’s mining contractors.

Production costs for the three months and year ended December 31, 2019 were reported net of stripping costs of $0.3 million and $34.0 million (three months and year ended December 31, 2018 – $7.9 million and $59.8 million, respectively). Stripping costs are deferred to mineral properties in accordance with the AGM’s accounting policy for stripping costs. To the extent that excess waste is mined during the period in an identified component of the mine, as compared to the expected waste (based on the component- specific stripping ratio), a portion of costs are deferred to mineral properties.

The Ghanaian government charges a 5% royalty on revenues earned through sales of minerals from the AGM concessions. The AGM’s Akwasiso mining concession is also subject to a 2% net smelter return royalty payable to the previous owner of the mineral tenement; additionally, the AGM’s Esaase concession is also subject to a 0.5% net smelter return royalty payable to the Bonte Liquidation Committee. Royalties are presented as a component of cost of sales and amounted to $4.9 million and $17.2 million for the three months and year ended December 31, 2019 (three months and year ended December 31, 2018 – $3.8 million and $14.3 million, respectively). Royalty expense was higher during Q4 2019 and the year ended December 31, 2019 due to higher earned revenues, as well as the commencement of commercial operations at Esaase (which attracts an incremental 0.5% royalty). Royalty expense for the year ended December 31, 2019 compared to the prior year was positively impacted by lower production from Akwasiso (which attracts an incremental 2% royalty).

Depletion and depreciation

Depreciation and depletion expense for Q4 2019 amounted to $30.6 million, including $16.1 million of depletion associated with previously capitalized deferred stripping cost, as a result of 1.41Mt of ore mined during the quarter. This compares to depreciation and depletion of $20.8 million for Q4 2018, which included $8.6 million of depletion associated with previously capitalized deferred stripping costs and was based on 1.37Mt of ore mined during the comparative period. Depreciation and depletion expense increased from Q4 2018 due to depletion expense on previously capitalized deferred stripping costs on Cut 2 at Nkran, as well as the carrying value of Esaase mineral interests being added to the depreciable cost base of producing mineral properties during the current year. Additionally, depreciation was higher in 2019 due to the adoption of IFRS 16, which resulted in certain mining contractor costs being capitalized and depreciated rather than being presented as production costs. During the three months ended December 31, 2019, the AGM recorded an adjustment to the carrying value of stockpile inventory in order to reflect the net realizable value of stockpiled ore, of which $2.4 million was recorded as depreciation expense. In comparison, the portion of the net realizable value adjustment allocated to depreciation during the same period in 2018 amounted to $2.7 million.

Depreciation and depletion expense for the year ended December 31, 2019 amounted to $95.4 million, including $39.0 million of depletion associated with previously capitalized deferred stripping cost, as a result of 5.07Mt of ore mined during the year. This compares to depreciation and depletion of $76.3 million for the year ended December 31, 2018, which included $25.3 million of depletion associated with previously capitalized deferred stripping costs and was based on 4.90Mt of ore mined during the comparative period. Depreciation and depletion expense for 2019 increased from 2018 due to more ore tonnes mined and depletion expense on previously capitalized deferred stripping costs on Cut 2 at Nkran, as well as a net increase in the depreciable cost base of producing mineral properties. The net increase in depreciable cost base was partly due to Esaase reaching commercial production and the adoption of IFRS 16, which resulted in certain mining contractor costs being capitalized and depreciated rather than being presented as production costs, which were partly offset by the recognition of a fair value adjustment associated with the JV Transaction which was recorded in Q3 2018. Additionally, during the year ended December 31, 2019, the AGM recorded a $19.1 million adjustment to reduce the carrying value of stockpile inventory in order to reflect its net realizable value, of which $11.2 million was recorded as depreciation expense. In comparison, in 2018, the AGM recorded a $23.4 million adjustment to reduce the carrying value of stockpile inventory, of which the portion recorded as depreciation amounted to $8.9 million.

ASANKO GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

Impairment

In connection with the work completed with regards to the AGM LOM plan (see “Updated Life of Mine Plan and Associated Impairment Loss”), management identified an indicator of possible impairment and was required to assess the recoverable amount the AGM. The recoverable amount of the AGM was based on management’s estimate of the fair value less cost of disposal of the AGM. The fair value less cost of disposal of the AGM (on a 100% basis) was estimated to be $211.8 million and included life of mine cash flow projections, on the basis of the updated scope of the AGM LOM plan. The Company has completed its work associated with the AGM LOM plan; however, the AGM LOM plan is still being reviewed by the JV management committee. The Company determined that an impairment of $289.6 million was required at the AGM based on its estimate of the recoverable amount of the AGM.

Management’s estimate of the fair value of the AGM is classified as Level 3 in the fair value hierarchy, and incorporated the following assumptions:

Pricing assumption

For the purpose of the impairment assessment, the Company’s estimated gold price considered analysts’ consensus pricing for the estimated duration of the AGM LOM plan. The gold price assumptions were as follows:

Gold price assumption	2020	2021	2022 to 2024	Long-term	Weighted Average
Gold price (per ounce)	$1,500	$1,425	$1,400	$1,350	$1,373

Discount rate assumption

Projected cash flows were discounted using a post-tax discount rate of 8.4% which represents the weighted-average cost of capital commensurate with the risks associated with the AGM’s cash flows, and includes estimates for risk-free interest rates, market value of equity, market return on equity, share volatility and a target debt-to-equity ratio.

Sensitivity analysis

Due to the sensitivity of the recoverable amount to the various judgments and estimates, specifically long-term metal prices, as well as unforeseen factors, any significant change in key assumptions and inputs could result in changes in impairment charges to be recorded in future periods. The following table highlights the assumptions and estimates that management believes are most sensitive to estimating the recoverable amount. Any change in these assumptions and estimates could have a material impact on the estimated recoverable amount of the AGM.

Assumption	Sensitivity	Impact on recoverable amount of AGM (100% basis)
		Increase ($’millions)	Decrease ($’millions)
Gold price (weighted average)	+/- $100/oz	$98.6	$130.3
Discount rate	+/- 1.0%	$7.9	$7.4

Exploration and evaluation expenditures

During Q4 2019, the AGM incurred $2.2 million on exploration and evaluation (“E&E”) expenditures compared to $0.6 million in Q4 2018. The increase in E&E expense was primarily related to incremental accruals for annual mineral rights fees.

ASANKO GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

During the year ended December 31, 2019, the AGM incurred $6.1 million on E&E expenditures compared to $3.4 million in the comparative year. The increase in E&E expense was primarily related to incremental accruals for annual mineral rights fees, as well as exploratory drilling costs on the Tontokrom and Opeimu targets.

Finance expense

The following is a summary of finance expenses incurred by the AGM JV during the three months and years ended December 31, 2019 and 2018:

	Three months ended December 31,		Year ended December 31,
(in thousands of US dollars)	2019	2018	2019	2018
Realized gain (loss) on gold hedging instruments	1,174	-	(4,440)	-
Interest on lease liabilities	(307)	-	(1,817)	-
Interest charges on Red Kite loan and associated withholding taxes	-	-	-	(10,142)
Fees and expenses associated with revolving credit facility	(1,670)	-	(1,670)	-
Accretion charges on asset retirement provisions	(272)	(217)	(903)	(888)
Other	(20)	(15)	(75)	(58)
Total finance expense	(1,095)	(232)	(8,905)	(11,088)

Finance expense in Q4 2019 increased by $0.9 million compared to Q4 2018 due to legal fees and standby charges ($1.7 million increase) associated with the AGM’s Revolving Credit Facility (“RCF”) and interest expense on IFRS 16 mining contractor lease liabilities ($0.3 million increase). These factors were partly offset by realized gains of $1.2 million on gold collar hedging instruments, inclusive of withholding taxes (three months ended December 31, 2018 – $nil). In June 2019, the AGM entered into a zero cost collar gold hedging program with a group of leading commercial banks to help manage the AGM’s exposure to gold price risk during a period of high sustaining capital expenditures at Nkran Cut 2 as well as the Tetrem village relocation. The hedging instruments covered 90,000 ounces of gold production with put/call spreads ranging from $1,300 per ounce to $1,517 per ounce and matured at 15,000 gold ounces per month over a period of six months from July 1, 2019 to December 31, 2019. As at December 31, 2019, all hedging instruments had matured.

Finance expense for the year ended December 31, 2019 reduced from the comparative period due to the repayment of the AGM’s $163.8 million long-term debt concurrent with the completion of the JV Transaction on July 31, 2018. Finance expense for the year ended December 31, 2019 is comprised of a $4.4 million realized loss on settlement of gold hedging instruments, inclusive of withholding taxes, $1.8 million of interest on IFRS 16 lease liabilities, $1.7 million of legal fees and standby charges associated with the AGM’s RCF and $0.9 million of accretion expense on the AGM’s asset retirement provisions.

Income tax expense

The AGM recorded a deferred tax expense of $nil for both the three months and year ended December 31, 2019 compared to a deferred income tax recovery of $0.5 million and a deferred tax expense of $11.4 million for the three months and year ended December 31, 2018, respectively. The decrease in deferred tax expense in 2019 reflects the fact that, following the conclusion of the work associated with the AGM LOM plan, the carrying value of the AGM’s producing mineral properties were reduced to an amount less than their associated tax base. The AGM has not recognized deferred tax assets relating to tax loss carry forwards as it is not currently considered probable that these losses will be utilized prior to their expiry (5-year expiry from the date incurred).

ASANKO GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

3.3 Cash flow results of the AGM

The following table provides a summary of cash flows for the AGM on a 100% basis for the three months and years ended December 31, 2019 and 2018:

	Three months ended December 31,		Year ended December 31,
AGM 100% Basis (in thousands of US dollars)	2019	2018	2019	2018
Cash provided by (used in):
Operating cash flows before working capital changes	33,808	17,805	109,785	100,454
Operating activities	45,440	12,873	120,375	72,487
Investing activities	(12,242)	(21,495)	(62,672)	(85,633)
Financing activities	(25,866)	(90)	(35,272)	12,820
Impact of foreign exchange on cash and cash equivalents	(142)	(71)	(321)	(71)
Increase in cash and cash equivalents during the period	7,190	(8,783)	22,110	(397)
Cash and cash equivalents, beginning of period	36,568	30,431	21,648	22,045
Cash and cash equivalents, end of period	43,758	21,648	43,758	21,648

Cash flows from operating activities

During Q4 2019, the AGM generated cash flows from operations of $45.4 million, being cash inflows before working capital changes of $33.8 million and inflows from non-cash working capital of $11.6 million. Cash inflows of $11.6 million from non-cash working capital were primarily the result of an $8.5 million increase in accounts payable and accruals, a $4.4 million decrease in receivables and VAT receivable and a $1.0 million decrease in prepaid expenses. These factors were partly offset by a $2.2 million increase in inventories. The $8.5 million increase in operating accounts payable and accruals during Q4 2019 was predominantly due to the fact that all mining contractor payables at year-end were considered to relate to operating activities, following the cessation of stripping activities in Q3 2019, whereas they were partly considered to relate to investing activities (deferred stripping costs) in earlier periods.

The increase in operating cash flows in Q4 2019 compared to Q4 2018 as demonstrated in the table above was primarily a result of higher mine operating income excluding depreciation expense and a favorable change in non-cash working capital relating to in the collection of VAT receivable and trade receivables and a decrease in inventories. This was partly offset by a $2.7 million cash payment to settle the AGM’s gold collar hedging contracts.

During the year ended December 31, 2019, the AGM generated cash flows from operations of $120.4 million, being cash inflows before working capital changes of $109.8 million and inflows from non-cash working capital of $10.6 million. Cash inflows of $10.6 million from non-cash working capital were primarily the result of a $9.9 million increase in accounts payable and accruals, a $1.4 million decrease in inventories and a $0.7 million decrease in prepaid expenses. These factors were partially offset by a $1.3 million increase in receivables and VAT receivable.

The increase in operating cash flows for the year ended December 31, 2019 compared to the 2018 year as demonstrated in the table above was primarily a result of a higher mine operating income excluding depreciation expense and a favorable change in non-cash working capital relating to a decrease in inventories and decrease in receivables and VAT receivable, partially offset by a decrease in accounts payable and accruals. Additionally, in 2019, the AGM incurred a $3.7 million cash payment to settle the AGM’s gold collar hedging contracts.

Cash used in investing activities

During Q4 2019, the AGM invested $12.2 million in additions to MPP&E. The total expenditure on MPP&E during the quarter included $3.4 million relating to capitalization of deferred stripping costs ($0.3 million in deferred stripping additions plus a $3.1 million reduction in payables relating to stripping costs), $1.3 million in sustaining capital and $7.5 million in development capital. Sustaining capital related primarily to raising the height of the tailings storage facility and capital spares, while development capital included development activities at Esaase, costs associated with a village relocation and upgrades to the Esaase haul road to improve overall safety and reduce cycle times.

ASANKO GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

The decrease in cash flows invested in MPP&E from Q4 2018 to Q4 2019 was primarily due to lower capitalized stripping costs as the Cut 2 pushback at Nkran was concluded in early Q4 2019 and a reduction in development capital as Q4 2018 included development costs related to establishing the Esaase mining project and construction of the Esaase haul road connecting the Esaase deposit to the processing plant.

During the year ended December 31, 2019, the AGM invested $63.0 million in additions to MPP&E. The total expenditure on MPP&E during the year included $37.1 million relating to capitalization of deferred stripping costs ($34.0 million in deferred stripping additions plus a $3.1 million reduction in payables relating to stripping costs), $6.4 million in sustaining capital and $19.5 million in development capital. Sustaining capital related primarily to raising the height of the tailings storage facility, while development capital included bulk sampling activities for Esaase, construction of an interim haul road (and subsequent upgrades) and the commencement of a village relocation. Total cash flows used in investing activities of $62.7 million was presented net of interest received of $0.3 million.

The decrease in cash flows invested in MPP&E for 2019 compared to the 2018 year was primarily due to 2018 including upgrades to the processing plant, the replacement of the SAG mill motor, Esaase site establishments costs, and capitalized stripping costs relating to the commencement of the Cut 2 pushback at Nkran. These factors were partially offset by a decrease in accounts payable related to capitalized stripping costs in 2019.

Cash used in financing activities

During the three months and year ended December 31, 2019, $25.9 million and $35.3 million of cash used in financing activities, respectively, related primarily to a distribution of $20.0 million to the JV partners ($10.0 million distribution to each JV partner), which was partly offset by Gold Fields’ final $10.0 million investment in the AGM relating to the JV Transaction. Additionally, commencing with the adoption of IFRS 16 on January 1, 2019, there was a change in presentation of a portion of payments made to the JV’s mining contractors which are required to be presented within financing activities as principal and interest payments associated with leases contained within the JV’s mining contractor services agreements. See section “11. Critical accounting policies and estimates”. Note that as of December 31, 2019, there were $3.7 million in payables relating to the JV’s aforementioned mining contractors.

The increase in cash flows used in financing activities from Q4 2018 to Q4 2019 related to the aforementioned preferred share distributions to the JV partners (net of Gold Fields’ $10.0 million investment in the JV) and the presentation of lease payments made to mining contractors in accordance with IFRS 16.

The increase in cash flows used in financing activities during the year ended December 31, 2019 compared to the year ended December 31, 2018 was due to the preferred share distribution made to the JV partners in Q4 2019 (net of Gold Fields’ $10.0 million investment in the JV) and the presentation of IFRS 16 mining contractor lease payments being classified as a financing activity (prior year presented in operation activities), while in 2018 cash inflows from financing activities related to preferred share investments by the JV partners associated with the closing of the JV Transaction totaling $185.0 million, partly offset by the repayment of the AGM’s former debt facility (and related interest and withholding taxes) totaling $172.1 million.

Liquidity position

As at December 31, 2019, the JV held cash and cash equivalents of $43.8 million ($3.0 million of which was restricted in favour of a gold hedging counterparty and released on January 3, 2020), $9.1 million in receivables from gold sales and $2.8 million in gold on hand (December 31, 2018 – $21.6 million in cash and cash equivalents and $4.3 million in receivables from gold sales).

In October 2019, the JV entered into a $30.0 million RCF with Rand Merchant Bank (“RMB”). The term of the RCF is three years, maturing in September 2022 and bears interest on a sliding scale of between LIBOR plus a margin of 4% and LIBOR plus a margin of 3.8%, depending on security granted to RMB. Commitment fees in respect of the undrawn portion of the RCF are on a similar sliding scale of between 1.40% and 1.33%. As at December 31, 2019, the balance drawn under the RCF was $nil.

The Company does not control the funds of the JV. The liquidity of the Company is further discussed in section “7. Liquidity and capital resources.”

ASANKO GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

3.4 Development and exploration update

The following discussion relates to the AGM’s current and planned development activities (on a 100% basis), as well as the exploration work performed during the period on tenements held within the JV’s land package.

a) Development of the Esaase Deposit

The Esaase deposit is being mined using open pit contractor mining. Mining activities are currently focused on oxide extraction and are expected to move into more competent fresh rock in the second half of 2020. Mining has extended to the South and both the Esaase Main (Central) and Esaase South pits are expected to be mined in 2020. All mining and environmental permits relating to the Esaase operations have been received.

The haul road to connect the Esaase pit to the existing haul road network at Obotan was commissioned in Q1 2019. Extensive upgrades to the haul road were made in Q4 2019 with the objective of improving safety on the road and reducing cycle times. Mining is currently restricted to day-shift only and the Esaase material is being trucked to the processing plant at Obotan. The AGM LOM plan expects nightshift mining at Esaase to commence during Q1 2020. Esaase oxide ore makes up approximately 40% of the current mill feed.

b) Production Geology

During Q4 2019, mining geology continued to focus on the in-pit mining operations and involved detailed bench mapping, intensive grade control drilling and subsequent modelling. Grade control drilling for Obotan activities in Q4 2019 recorded a total of 15,040m from 677 holes using two RC rigs yielding 11,800 samples for analysis.

RC drilling for the Esaase operation included 26,040m from 1,543 holes yielding 20,400 samples for analysis. All geological related activities have been implemented within this new pit, with particular emphasis on structural mapping which was incorporated into the grade control and modelling interpretations to date.

Validation and continuous improvement of the resource, reserve and grade control modelling remains a focus of the technical team and will continue into 2020.

c) Exploration

The JV holds a large land package of 21,300 hectares on the Asankragwa Gold Belt. In 2017, the Company undertook a prospectivity analysis assessing the potential of identified exploration targets based on structural architecture, geochemistry, geological mapping and topography. An exploration strategy was developed, in collaboration with the JV partner, to test high priority targets with the objective of replacing mining depletion with resources near existing mining operations and infrastructure as well as testing potential new discoveries.

In November 2019, exploration drilling commenced at the Fromenda target, also situated in the southern exploration camp. A total of 28 holes was planned. To date, 10 holes were completed (1,850 m) and the balance of the drill program is expected to continue into 2020. The Fromenda target is located approximately 20km southwest of the processing plant, along the Fromenda Shear Zone Corridor. The target was historically drill-tested in 2003 and 2004, producing exploration results that warranted a new round of drilling.

Ground geophysics has been progressing well over the Esaase deposit. Data processing is underway with preliminary imaging from the Gradient Array IP and Resistivity across the Esaase deposit, mimicking the mineralization trends from original exploration core logged and mapping in the current pit.

ASANKO GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

4. Financial results of the Company

The following table is a summary of the Consolidated Statements of Operations and Comprehensive Income (Loss) of the Company for the three months and years ended December 31, 2019 and 2018. Note that the table below and subsequent discussion includes 100% of the results for the AGM for the periods January 1, 2018 to July 31, 2018, being the period during which the Company controlled the AGM. For the three months and year ended December 31, 2019 and the period from August 1, 2018 to September 30, 2018, the Company has recognized its share of the net income (loss) of the JV. As a result, most of the variances in the table below are attributable to the deconsolidation of the AGM due to the closing of the JV Transaction. For a more meaningful discussion on variations associated with the AGM’s results, see section “3.2 Selected financial results of the AGM”. Those variances not affected by the deconsolidation of the AGM are discussed in further detail following the table.

	Three months ended December 31,		Year ended December 31,
	2019	2018	2019	2018	2017
(in thousands of US dollars, except per share amounts)	$	$	$	$
Revenue	-	-	-	161,918	256,203
Cost of sales:
Production costs	-	-	-	(79,008)	(116,628)
Depreciation and depletion	-	-	-	(41,944)	(64,153)
Royalties	-	-	-	(8,096)	(12,810)
Total cost of sales	-	-	-	(129,048)	(193,591)
Income from mine operations	-	-	-	32,870	62,612
Share of net loss related to joint venture	-	(1,306)	(126,264)	(1,050)	-
Service fee earned as operators of joint venture	1,223	1,117	4,963	1,892	-
Exploration and evaluation expenditures	-	-	-	(2,333)	(2,050)
General and administrative expenses	(2,368)	(3,200)	(11,828)	(11,660)	(12,590)
Income (loss) from operations and joint venture	(1,145)	(3,389)	(133,129)	19,719	47,972
Loss due to loss of control of subsidiaries	-	-	-	(143,261)	-
Finance income	135	2,530	871	5,555	609
Finance expense	(20,180)	(4)	(35,650)	(10,737)	(17,810)
Foreign exchange gain (loss)	(15)	(12)	(20)	20	(383)
Income (loss) before income taxes	(21,205)	(875)	(167,928)	(128,704)	30,388
Current income tax expense	-	8	-	(1,079)	(1,301)
Deferred income tax expense	-	-	-	(11,430)	(22,774)
Net income (loss) and comprehensive income (loss) for the period	(21,205)	(867)	(167,928)	(141,213)	6,313
Net income (loss) attributable to:
Common shareholders of the Company	(21,205)	(867)	(167,928)	(141,372)	5,776
Non-controlling interest	-	-	-	159	537
	(21,205)	(867)	(167,928)	(141,213)	6,313
Income (loss) per share attributable to common shareholders:
Basic	(0.09)	(0.00)	(0.74)	(0.64)	0.03
Diluted	(0.09)	(0.00)	(0.74)	(0.64)	0.03
Weighted average number of shares outstanding:
Basic	225,948,601	225,804,614	225,867,169	220,108,770	203,333,111
Diluted	225,948,601	225,804,614	225,867,169	220,108,770	204,394,452

ASANKO GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

Share of net earnings (loss) related to joint venture

Effective July 31, 2018, the Company began equity accounting for its interest in the JV. Accordingly, the Company recognized its 45% proportionate share of the net earnings of the JV of $nil and $4.1 million for the three months and year ended December 31, 2019 (three months and year ended December 31, 2018 – share of net loss of $1.3 million and $1.1 million, respectively). The Company’s share of the net earnings of the JV for Q4 2019 is net of the Company’s 45% interest in the $4.4 million (adjustment) to the impairment recorded by the JV during Q4 2019.

Service fee earned as operators of the joint venture

In accordance with the Joint Venture Agreement (“JVA”), the Company is the operator of the AGM and, in consideration for managing the operations of the mine, receives a gross annual service fee from the JV of $6.0 million (adjusted annually for inflation). For the three months and year ended December 31, 2019, the Company earned a gross service fee of $1.5 million (less withholding taxes of $0.2 million) and $6.0 million (less withholding taxes of $1.0 million), respectively.

During the three months and year ended December 31, 2018, the Company earned a gross service fee of $1.5 million (less withholding taxes of $0.4 million) and $2.5 million (less withholding taxes of $0.6 million), respectively. The service fee earned in 2018 was lower than 2019 due to the fact that the JV Transaction closed on July 31, 2018, resulting in the Company operating the AGM JV and earning a service fee in 2018 for the period from August 1, 2018 to December 31, 2018.

General and administrative (“G&A”) expenses

G&A expenses for the three months and year ended December 31, 2019 and 2018 comprised:

	Three months ended December 31,		Year ended December 31,
	2019	2018	2019	2018
(in thousands of US dollars)	$	$	$	$
Wages, benefits and consulting	1,249	2,221	7,723	6,533
Office, rent and administration	238	238	800	1,527
Professional and legal	123	204	452	1,308
Share-based payments	506	338	1,789	1,258
Travel, marketing, investor relations and regulatory	212	186	966	987
Other	40	13	98	47
Total G&A expense	2,368	3,200	11,828	11,660

G&A expenses in Q4 2019 were $0.8 million lower than Q4 2018 primarily due to a $1.0 million reduction in wages, benefits and consulting resulting from lower payroll costs due to the restructuring of the executive management team. This was partially offset by an increase in share-based payments expense of $0.2 million.

For the year ended December 31, 2019, G&A expenses were $0.2 million higher than 2018. Wages, benefits and consulting expense were higher in 2019 due in part to non-recurring costs associated with the restructuring of the executive management team of $1.5 million. This was offset by the impact of the deconsolidation of the G&A expenses of the AGM which during the year ended December 31, 2018 amounted to $1.3 million of wages, benefits and consulting expense. In addition, wages, benefits and consulting reported for the first seven months of 2018 were presented net of a recovery of service fees (between the Company and the AGM) of $1.0 million, whereas in 2019 the benefit of the services fees is presented separately in the Company’s Statement of Operations and Comprehensive Income (Loss).

Office, rent and administration and professional and legal fees were higher during the year ended December 31, 2018 as the year included the G&A expenses of the AGM for the period January 1st to July 31st, 2018 when the Company’s former Ghanaian subsidiaries were still under the Company’s control, resulting in these expenses being higher by $0.9 million. Additionally, the Company’s professional and legal fees were higher in 2018 due to costs associated with completing the JV Transaction.

ASANKO GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

Share-based payments expense for the year ended December 31, 2019 was higher than 2018 due to an increase in the number of vested awards as well as an increase in the Company’s share price during 2019.

Loss due to loss of control of subsidiaries

On July 31, 2018, the Company completed the JV Transaction to sell 50% of Asanko’s 90% interest in the AGM (see section “Gold Fields Transaction”). Upon closing of the JV Transaction, the Company derecognized the carrying amounts of the net assets of AGGL and Adansi Ghana, as well as the carrying amount of previously recognized non-controlling interests in AGGL, and recognized the fair value of the Company’s interest in the JV. Additionally, the Company adjusted the expected life of its long-term debt due to the expected closing of the JV Transaction and recognized accelerated accretion for the year ended December 31, 2018 of $6.2 million, bringing the carrying value of the debt to its maturity value of $163.8 million for which it was settled. The accelerated accretion expense was presented in the loss on loss of control of the AGM, along with $5.0 million of transaction costs, for a total loss associated with the loss of control of the Company’s former Ghanaian subsidiaries of $143.3 million for the year ended December 31, 2018.

Finance income

Finance income includes interest earned on cash balances and changes in the amortized cost of the Company’s preferred share (fixed redemption date) investment in the JV. For the three months and year ended December 31, 2019, the Company recognized income of $0.1 million and $0.5 million, respectively, on changes in the amortized costs of the Company’s preferred share (fixed redemption date) investment in the JV.

During the three months and year ended December 31, 2018, the Company recognized $2.5 million and $5.6 million of finance income which was primarily related to fair value adjustments on the Company’s preferred share investment in the JV (no fixed redemption date) of $2.4 million and $4.8 million, respectively. The decrease in finance income from 2018 to 2019 is due to the fact the Company recorded a $35.6 million downward fair value adjustment on its preferred share investment in the AGM JV (see “Finance expense” below) and this mark-to-market loss was recorded in finance expense for the year ended December 31, 2019.

Finance expense

Finance expense includes changes in fair value of the Company’s preferred share investment in the JV (no fixed redemption date), interest on lease liabilities and banking fees. For the three months and year ended December 31, 2019, the Company recognized a downward fair value adjustment of $20.1 million and $35.6 million, respectively, on changes in the fair value of the Company’s preferred share investment in the JV. The downward fair value adjustment was a result of a change in the estimated amount and timing of the cash flows expected to be distributed by JV.

During the three months and year ended December 31, 2018, the Company recognized finance expense of $4,000 and $10.7 million, respectively. The increase in finance expense from Q4 2018 to Q4 2019 is due to the aforementioned downward fair value adjustment of $20.1 million on changes in the fair value of the Company’s preferred share investment in the JV. The decrease in finance expense from fiscal 2018 to 2019 is due to the 2018 year including interest expense on the Company’s former credit facility with Red Kite.

ASANKO GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

5. Selected quarterly financial data

The following table provides summary unaudited financial data for the last eight quarters. Except for basic and diluted income (loss) per share and adjusted basic and diluted income (loss) per share1, the totals in the following table are presented in thousands of US dollars.

	2019				2018
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	30,665	66,823	64,430
Total cost of sales	-	-	-	-	-	(33,373)	(50,740)	(44,935)
Income (loss) from mine operations	-	-	-	-	-	(2,708)	16,083	19,495
Share of net earnings (loss) related to joint venture	-	(126,047)	6,135	(6,352)	(1,306)	256	-	-
Service fee earned as operators of joint venture	1,223	1,488	1,126	1,126	1,117	775	-	-
Exploration and evaluation expenditures	-	-	-	-	-	(419)	(1,789)	(125)
General and administrative expenses	(2,368)	(3,199)	(3,456)	(2,805)	(3,200)	(2,904)	(3,246)	(2,310)
Income (loss) from operations and joint venture	(1,145)	(127,758)	3,805	(8,031)	(3,389)	(5,000)	11,048	17,060
Recovery (loss) due to loss of control of subsidiaries	-	-	-	-	-	1,293	(144,554)	-
Other income (expenses)	(20,060)	(19,758)	2,302	2,717	2,514	2,603	(5,128)	(5,151)
Income tax (expense) recovery	-	-	-	-	8	(121)	(3,277)	(9,119)
Net income (loss) for the period	(21,205)	(147,516)	6,107	(5,314)	(867)	(1,225)	(141,911)	2,790
Basic and diluted income (loss) per share	($0.09)	($0.65)	$0.03	($0.02)	$0.00	($0.00)	($0.63)	$0.01

Adjusted net income (loss) for the period attributable to common shareholders [1]	941	793	6,107	(5,314)	(867)	(1,640)	2,287	2,109
Adjusted basic and diluted income (loss) per share attributable to common shareholders [1]	$0.00	$0.00	$0.03	($0.02)	$0.00	($0.01)	$0.01	$0.01

Since the commencement of commercial production at the Asanko Gold Mine effective April 1, 2016, and specifically from Q3 2016 onwards, the Company saw mining operations achieve expected levels of production, resulting in comparable revenues and income from mine operations, until the Company completed the JV Transaction effective July 31, 2018, concurrent with which the Company commenced equity accounting for its interest in the AGM.

Commencing in Q3 2018, the Company has been recognizing its 45% interest in the net income after tax of the JV for each quarter.

For periods prior to Q3 2018, other income (expense) included interest expense on the Company’s long-term debt (which was settled in July 2018). In Q3 and Q4 2018, as well as Q1 and Q2 2019, other income included fair value adjustments on the Company’s preferred share investments in the JV.

The Company also recognized a $143.3 million loss on loss of control of its former Ghanaian subsidiaries, as part of the JV Transaction, in 2018.

In Q3 2019, the Company recognized an impairment on its equity investment in the AGM JV totaling $128.3 million which was presented as part of the Company’s share of the net loss related to the joint venture. Additionally, in Q3 2019, the Company recognized a $20.0 million downward fair value adjustment on its preferred share investment in the JV which was presented as finance expense.

In Q4 2019, the Company recognized a $20.1 million downward fair value adjustment on its preferred share investment in the JV resulting from the finalization of its work over the AGM LOM plan which was presented as finance expense.

ASANKO GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

6. Outlook

2020 Guidance for the Asanko Gold Mine (100% basis)

In 2020, the AGM is targeting 225,000 to 245,000 ounces of gold production at AISC1 of $1,000 to $1,100/oz. AISC includes budgeted sustaining capital expenditures of $11 million, primarily for a tailings storage facility lift of $7 million.

The mine plan for 2020 will source ore primarily from Cut 2 at Nkran, and Esaase, while the development of the Akwasiso pit is also expected to recommence and contribute approximately 30% of the planned ore tonnes for the year. These ore sources will be augmented where necessary with run-of-mine stockpile material.

Development capital is forecast at $24 million, primarily for the Tetrem village relocation. In addition, $10 million is budgeted for exploration, mainly around the highly prospective Tontokrom – Miradani – Fromenda mineralized trend.

7. Liquidity and capital resources

A key financial objective of the Company is to actively manage its own cash balance and liquidity in order to meet the Company’s strategic plans, as well as those of the JV in accordance with the JV agreement. The Company shares control of the JV and aims to manage the JV in such a manner to generate positive cash flows from the AGM’s operating activities in order to fund its operating, capital and project development requirements. A summary of the Company’s net assets and key financial ratios related to liquidity are as follows. Note that the December 31, 2019 and 2018 balances below, unless otherwise noted, do not include any assets and liabilities of the JV.

	December 31, 2019	December 31, 2018
(in thousands of US dollars, except outstanding shares and options)	$	$

Cash and cash equivalents	31,109	10,358
Other current assets	4,691	2,744
Non-current assets	108,704	299,513
Total assets	144,504	312,615

Current liabilities	2,317	3,473
Non-current liabilities	930	300
Total liabilities	3,247	3,773

Working capital	33,483	9,629
Total equity	141,257	308,842

Total common shares outstanding	225,098,810	225,804,614
Total options outstanding	12,568,362	13,482,427

Key financial ratios
Current ratio	15.45	3.77
Total liabilities -to-equity	0.02	0.01

The Company held cash and cash equivalents of $31.1 million and $4.3 million in receivables as at December 31, 2019. During Q3 2019, the Company received the first of two $10.0 million payments from Gold Fields associated with the JV Transaction and on December 19, 2019 the Company received the second $10.0 million payment from Gold Fields. Additionally, during Q4 2019, the JV redeemed 10.0 million of the Company’s preference shares resulting in a $10.0 million cash payment being received by the Company. Subsequent to year end, on February 11, 2020, the Company received an additional $15.0 million distribution from the JV on its preferred share investment.

ASANKO GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

Subsequent to the JV Transaction, other than the JV service fee, the Company has no current direct sources of revenue and any free cash flows generated by the AGM are no longer within the Company’s exclusive control as the disposition of cash from the JV is governed by the JVA. The JVA provides that “Distributable Cash” will be calculated and distributed quarterly, if available. Further information regarding the definition of “Distributable Cash” is included in section “8.4 EBITDA and Adjusted EBITDA”. However, given the Company’s cash balance and ongoing service fee receipts from the JV, the Company believes it is in a position to meet all working capital requirements, contractual obligations and commitments as they fall due (see “Commitments” below) during the next 24 months.

Normal course issuer bid

On November 12, 2019, the Company received approval from the TSX to commence the NCIB on November 15, 2019 to purchase up to 11,310,386 common shares, representing 5% of the Company’s issued and outstanding common shares on that date. Purchases pursuant to the NCIB are being made on the open market through the facilities of the TSX and NYSE.

All common shares purchased by the Company under the NCIB are purchased at the market price at the time of acquisition in accordance with the rules and policies of the TSX and NYSE and applicable securities laws. All common shares acquired by the Company under the NCIB are cancelled and purchases will continue to be funded out of the Company’ working capital. Although the Company has a present intention to acquire its common shares pursuant to the NCIB, the Company will not be obligated to make any purchases and purchases may be suspended by the Company at any time in accordance with applicable securities laws. The NCIB will terminate on November 14, 2020, or earlier if the maximum number of shares under the NCIB have been purchased. The Company reserves the right to terminate the NCIB earlier in accordance with applicable securities laws if it feels it is appropriate to do so.

In accordance with the rules of the TSX, the maximum daily purchases on the TSX under the NCIB will be 33,499 common shares, which is 25% of the average daily trading volume for the Company's common shares on the TSX for the six months ended October 31, 2019. In addition, maximum daily purchases under the NCIB on the NYSE will be subject to Rule 10b-18 which specifies that daily purchases may not exceed 25% of average daily trading volume for the four weeks preceding such trading date. These maximum daily limits will apply to purchases on the respective markets, except where such purchases are made in accordance with "block purchase" exemptions under applicable TSX and NYSE policies.

During the year ended December 31, 2019, the Company repurchased and cancelled a total of 1,108,920 common shares under the NCIB program for $1.0 million (average acquisition price of $0.86 per share).

Equity

The Company is financially stable with a total liabilities-to-equity ratio of 0.02 as at December 31, 2019.

Commitments

The following table summarizes the Company’s contractual obligations as at December 31, 2019 and 2018. Note the following table excludes commitments and liabilities of the JV for both years presented.

					Total	Total
(in thousands of US dollars)	Within 1 year	2 - 3 years	4 -5 years	Over 5 years	December 31, 2019	December 31, 2018
Accounts payable and accrued liabilities	1,649	-	-	-	1,649	3,232
Long-term incentive plan (cash-settled awards)	585	416	-	-	1,001	541
Corporate office leases	214	250	268	91	823	202
Total	2,448	666	268	91	3,473	3,975

In addition to the above commitments, the Company has provided various parent company guarantees related to the unfunded portion of the AGM’s reclamation bonds in the amount of $6.8 million.

ASANKO GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

During Q3 2019, the Company entered into a lease agreement for corporate office space with an effective date of September 1, 2019. Upon obtaining the contractual right to use the new office space, the Company recognized a right-of-use asset and corresponding lease liability for the office space lease agreement in accordance with IFRS 16, amounting to $0.6 million. Obligations under the corporate office space lease agreement have been included in the table above.

Contingencies

Due to the nature of its business, the Company may from time to time be subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. While the Company cannot reasonably predict the ultimate outcome of any such actions, and inherent uncertainties exist in predicting such outcomes, the Company believes that the ultimate resolution of these actions is not reasonably likely to have a material adverse effect on the Company’s financial condition or future results of operations.

Cash flows

The following table provides a summary of cash flows for the three months and year ended December 31, 2019 and 2018:

	Three months ended December 31,		Year ended December 31,
(in thousands of US dollars)	2019	2018	2019	2018
Cash provided by (used in):
Operating cash flows before working capital changes	(560)	(1,755)	(4,988)	63,298
Operating activities	(1,589)	(1,904)	(8,748)	33,429
Investing activities	20,061	(1,986)	30,171	82,308
Financing activities	(987)	(2)	(665)	(154,643)
Impact of foreign exchange on cash and cash equivalents	(11)	-	(7)	(66)
Increase (decrease) in cash and cash equivalents during the period	17,474	(3,892)	20,751	(38,972)
Cash and cash equivalents, beginning of period	13,635	14,250	10,358	49,330
Cash and cash equivalents, end of period	31,109	10,358	31,109	10,358

Cash provided by operating activities

During Q4 2019, the Company utilized cash flows in operations of $1.6 million, net of cash outflows in working capital of $1.0 million (Q4 2018 – utilized cash flows in operations of $1.9 million, consisting of cash outflows before working capital changes of $1.8 million and outflows from non-cash working capital of $0.1 million). In Q4 2019, cash outflows of $1.0 million from non-cash working capital were primarily the result of a $1.3 million increase in receivables, partly offset by a $0.2 million increase in accounts payable and accruals and a $0.1 million decrease in prepaid expenses.

During the year ended December 31, 2019, the Company utilized cash flows from operations of $8.7 million, net of cash outflows in working capital of $3.8 million (year ended December 31, 2018 – operating cash flows generated of $33.4 million, consisting of cash inflows before working capital changes of $63.3 million and outflows from non-cash working capital of $29.9 million). For the year ended December 31, 2019, cash outflows of $3.8 million from non-cash working capital were primarily the result of a $1.7 million decrease in accounts payable and accruals, $1.9 million increase in receivables and a $0.2 million increase in prepaid expenses.

Cash flows from operations were lower for the year ended December 31, 2019 compared to the same period in 2018 due to the deconsolidation of the AGM as a result of the closing of the JV Transaction, which took effect as of July 31, 2018. Accordingly, the consolidated cash flows for the year ended December 31, 2018 include 100% of the cash flows of the AGM for the period January 1, 2018 to July 31, 2018 and so are not to that extent comparable to the current year.

ASANKO GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

Cash from (used in) investing activities

During the three months and year ended December 31, 2019, the Company generated cash of $20.1 million and $30.2 million, respectively, through investing activities, compared to the same periods in 2018 where the Company utilized cash of $2.0 million and generated cash of $82.3 million, respectively.

Cash generated by investing activities during the three months ended December 31, 2019 was the result of a $10.0 million payment received from Gold Fields in connection with the JV Transaction, a $10.0 million preferred share redemption payment from the JV, and $0.1 million of interest earned on cash and cash equivalent balances. During the three months ended December 31, 2018, cash utilized in investing activities primarily related to $2.0 million of transactions costs associated with the closing of the JV Transaction.

Cash generated by investing activities during the year ended December 31, 2019 was the result of $20.0 million payments received from Gold Fields in connection with the JV Transaction, a $10.0 million preferred share redemption payment from the JV, and $0.2 million of interest earned on cash and cash equivalent balances.

During the year ended December 31, 2018, the primary source of investing cash flows was Gold Fields’ $165.0 million investment in the JV, which was partially offset by $53.9 million spent on additions to the AGM’s MPP&E, and $4.8 million in paid transaction costs associated with the JV Transaction. Additionally, on closing of the JV Transaction, the Company presented cash and cash equivalents of the JV of $24.4 million derecognized on loss of control within investing activities.

Cash used in financing activities

During the three months and year ended December 31, 2019, $1.0 million and $0.7 million of cash was used in financing activities, compared to the same periods in 2018 where financing activities used $2,000 and $154.6 million in cash.

During the three months ended December 31, 2019, cash used in financing activities of $1.0 million related to share repurchases under the Company’s NCIB and lease payments on corporate office space.

During the year ended December 31, 2019, cash used in financing activities of $0.7 million related share repurchases under the Company’s NCIB and lease payments on corporate office space, partly offset by cash inflows of $0.3 million relating to the exercise of employee stock options.

During the year ended December 31, 2018, cash used in financing activities amounted to $154.6 million consisting of $163.8 million to repay all principal and accrued interest on the former Red Kite debt facility and $8.3 million in interest and applicable withholding taxes, which were partly offset by $17.4 million in cash received from a private placement investment by Gold Fields as part of the JV Transaction.

ASANKO GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

8. Non-GAAP measures

The Company has included certain non-GAAP performance measures throughout this MD&A. These performance measures are employed by management to assess the Company’s operating and financial performance and to assist in business decision-making. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors and other stakeholders use this information to evaluate the Company’s operating and financial performance; however, as explained elsewhere herein, these non-GAAP performance measures do not have any standardized meaning and therefore may not be comparable to similar measures presented by other issuers. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

8.1 Operating cash costs per ounce and total cash costs per ounce

The Company has included the non-GAAP performance measures of operating cash costs per ounce and total cash costs per ounce on a by-product basis throughout this MD&A. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of suppliers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by many gold mining companies. Management uses operating cash costs per ounce and total cash costs per ounce to monitor the operating performance of the JV and to assess the attractiveness of potential acquisition targets. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, some investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Other companies may calculate operating cash costs and total cash costs per ounce differently. The JV does not calculate this information for use by both JV partners, rather it is calculated by the Company solely for the Company’s own disclosure purposes.

The following tables provide reconciliations of operating and total cash costs per gold ounce of the AGM (net of silver by-product revenues) to various operating expenses of the AGM on a 100% basis (the nearest GAAP measure) as presented in the notes to the consolidated annual financial statements of the Company for the years ended December 31, 2019 and 2018.

	Three months ended December 31,		Year ended December 31,
	2019	2018	2019	2018
(in thousands of US dollars, except per ounce amounts)	$	$	$	$
Total production costs [4]	52,582	50,456	194,476	158,047
Share-based payment expens e included in production costs	(152)	(75)	(411)	(506)
By-product revenue	(239)	(224)	(832)	(868)
Total operating cash costs	52,191	50,157	193,233	156,673
Royalties and production taxes	4,853	3,768	17,159	14,250
Total cash costs	57,044	53,925	210,392	170,923

Gold ounces sold	66,095	61,821	248,862	227,772
Operating cash costs per gold ounce sold ($/ounce)	790	811	776	688
Total cash costs per gold ounce sold ($/ounce)	863	872	845	750

4 Total production costs exclude a provision for a one-time contract termination fee.

8.2 All-in sustaining costs per gold ounce

In June 2013, the World Gold Council, a non-regulatory association of many of the world’s leading gold mining companies established to promote the use of gold to industry, provided guidance for the calculation of “all-in sustaining costs per gold ounce” in an effort to encourage improved understanding and comparability of the total costs associated with mining an ounce of gold. The Company has adopted the reporting of “all-in sustaining costs per gold ounce”, which is a non-GAAP performance measure. The Company believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, some investors use this information to evaluate the JV’s performance and ability to generate cash flow, disposition of which is subject to the terms of the JVA. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate all-in sustaining costs per ounce differently. The JV does not calculate this information for use by both JV partners, rather it is calculated by the Company solely for the Company’s own disclosure purposes.

ASANKO GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

The following table provides a reconciliation of AISC of the AGM to various operating expenses of the AGM on a 100% basis (the nearest GAAP measure), as presented in the notes to the consolidated annual financial statements of the Company for the years ended December 31, 2019 and 2018.

	Three months ended December 31,		Year ended December 31,
	2019	2018	2019	2018
(in thousands of US dollars except per ounce amounts)	$	$	$	$
Total cash costs (as reconciled above)	57,044	53,925	210,392	170,923
General and administrative expenses - JV	1,333	2,501	6,341	8,609
Sustaining capital expenditures	1,253	1,677	6,442	3,892
Sustaining capitalized stripping costs	3,405	7,938	37,075	59,769
Reclamation cost accretion	272	218	903	888
Sustaining lease payments	436	-	13,705	-
Interest on lease liabilities	307	-	1,817	-

All-in sustaining cost	64,050	66,259	276,675	244,081

Gold ounces sold	66,095	61,821	248,862	227,772
All-in sustaining cost per gold ounce sold ($/ounce) - JV	969	1,072	1,112	1,072

Average realized price per gold ounce sold ($/ounce)	1,465	1,215	1,376	1,247
All-in sustaining margin ($/ounce)	496	143	264	175
All-in sustaining margin	32,783	8,854	65,700	39,860

Excluded from the G&A costs of the AGM is non-cash share-based compensation expense of $78,000 and $208,000 for the three months and year ended December 31, 2019, respectively (three months and year ended December 31, 2018 – $45,000 and $0.2 million, respectively).

For the three months and year ended December 31, 2019, the Company incurred corporate G&A expenses, net of the JV service fee, of $0.5 million and $4.8 million which excludes non-cash share-based compensation expense of $0.5 million and $1.8 million (three months and year ended December 31, 2018 – G&A expenses net of JV service fee of $1.8 million and $4.1 million, respectively, less non-cash share-based compensation of $0.3 million and $1.1 million, respectively). The Company’s attributable gold ounces sold for the three months and year ended December 31, 2019 was 29,743 and 111,988, respectively (three months and year ended December 31, 2018 – 27,819 and 171,625 ounces, respectively), resulting in additional all-in sustaining cost for the Company of $15/oz and $43/oz for these respective periods, in addition to the AGM’s all-in sustaining cost presented in the above table (three months and year ended December 31, 2018 – $65/oz and $24/oz, respectively).

All-in sustaining costs adjust “Total cash costs” for G&A expenses, reclamation cost accretion, sustaining capitalized stripping costs (excludes operating pits which have not achieved steady-state operations) and sustaining capital expenditures. Sustaining capital expenditures, capitalized stripping costs and reclamation cost accretion are not line items on the AGM’s financial statements. Sustaining capital expenditures are defined as those capital expenditures which do not materially benefit annual or life of mine gold ounce production at a mine site. A material benefit to a mine site is considered to be at least a 10% increase in annual or life of mine production, net present value, or reserves compared to the remaining life of mine of the operation. As such, sustaining costs exclude all expenditures at the AGM’s ‘new projects’ and certain expenditures at the AGM’s operating sites which are deemed expansionary in nature. Capitalized stripping costs represent costs incurred at steady-state operations during the period which have been deferred to mining interests as they allow the AGM to gain access to ore bodies to be mined in future periods; these costs are not considered expansionary in nature as they relate to currently identified reserves and resources. Reclamation cost accretion represents the growth in the AGM’s decommissioning provision due to the passage of time. This amount does not reflect cash outflows, but it is considered to be representative of the periodic costs of reclamation and remediation. Reclamation cost accretion is included in finance expense in the AGM’s results as disclosed in the consolidated annual financial statements of the Company for the years ended December 31, 2019 and 2018.

ASANKO GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

The following table reconciles sustaining capital expenditures on a 100% basis for the AGM to the total capital expenditures of the AGM, as presented in the notes to the consolidated annual financial statements of the Company for the years ended December 31, 2019 and 2018. Note the comparative period reconciliation includes 100% of the capital expenditures of the AGM.

	Three months ended December 31,		Year ended December 31,
	2019	2018	2019	2018
(in thousands of US dollars)	$	$	$	$
Investing cash flows of the AGM	12,242	21,495	62,672	85,633
Less:
Sustaining capitalized stripping costs	(3,405)	(7,938)	(37,075)	(59,769)
Non-sustaining capital expenditures	(5,160)	(9,763)	(18,528)	(21,329)
Change in AP related to capital expenditures	(2,493)	(2,040)	(912)	(391)
not included in AISC

Interest income received	69	(77)	285	(252)
Total sustaining capital expenditures	1,253	1,677	6,442	3,892

The majority of the non-sustaining capital expenditures during Q4 2019 and year ended December 31, 2019 related to development activities at Esaase, including the commencement of a village relocation.

8.3 Adjusted Net Income (Loss)

The Company has included the non-GAAP performance measures of adjusted net income (loss) and adjusted net income (loss) per share throughout this MD&A. Neither adjusted net income nor adjusted net income per share have any standardized meaning and are therefore unlikely to be comparable to other measures presented by other issuers. Adjusted net income excludes certain non-cash items from net income or net loss to provide a measure which helps the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flows. The Company believes that the presentation of adjusted net income is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to reflect the Company’s ongoing operating performance. The Company further believes that its presentation of this non-GAAP financial measure provides information that is useful to investors because it is an important indicator of the strength of our operations and the performance of our core business. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of adjusted net income (loss) to net income (loss) (the nearest GAAP measure) per the consolidated annual financial statements of the Company for the years ended December 31, 2019 and 2018. All adjustments are shown net of estimated tax.

ASANKO GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	Three months ended December 31,		Year ended December 31,
	2019	2018	2019	2018
(in thousands of US dollars, except per share amounts)	$	$	$	$
Net income (loss) for the period attributable to common shareholders	(21,205)	(867)	(167,928)	(141,372)
Interest in impairment of AGM	1,977	-	130,315	-
Change in fair value of preferred shares related to updated LOM plan	20,169	-	40,140	-
Loss due to loss of control of the AGM	-	-	-	143,261
Adjusted net income (loss) for the period attributable to common shareholders	941	(867)	2,527	1,889
Basic weighted average number of common share outstanding	225,948,601	225,804,614	225,867,169	220,108,770
Diluted weighted average number of common share outstanding	225,948,601	225,804,614	225,867,169	220,108,770
Adjusted net income (loss) per share attributable to common shareholders - basic and diluted	$0.00	($0.00)	$0.01	$

8.4 EBITDA and Adjusted EBITDA

EBITDA provides an indication of the Company’s continuing capacity to generate income from operations before considering the Company’s financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income (loss) excluding interest expense, interest income, amortization and depletion, and income taxes. Adjusted EBITDA adjusts EBITDA to exclude non-recurring items and non-cash items and includes the calculated Adjusted EBITDA of the JV. Other companies may calculate EBITDA and Adjusted EBITDA differently. The JV does not calculate this information for use by both JV partners, rather it is calculated by the Company solely for the Company’s own disclosure purposes.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA attributable to the Company based on its economic interest in the JV to net income (loss) (the nearest GAAP measure) of the Company and the JV, respectively, per the consolidated annual financial statements of the Company for the years ended December 31, 2019 and 2018. All adjustments are shown net of estimated income tax.

	Three months ended December 31,		Year ended December 31,
	2019	2018	2019	2018
(in thousands of US dollars )	$	$	$	$
Net loss for the period	(21,205)	(867)	(167,928)	(141,213)
Add back:
Depreciation and depletion	(40)	13	(98)	41,991
Finance income	(135)	(2,530)	(871)	(5,555)
Finance expense	20,180	4	35,650	10,737
Current income tax expense	-	(8)	-	1,079
Deferred income tax expense	-	-	-	11,430
EBITDA for the period	(1,200)	(3,388)	(133,247)	(81,531)
Add back (deduct):
Non-cash share based compensation	(506)	338	(1,789)	1,645
Loss due to loss of control of subsidiaries	-	-	-	143,261
Share of net loss related to joint venture	-	1,306	126,264	1,050
Asanko's attributable interest in JV Adjusted EBITDA	14,290	7,849	44,730	14,548
Adjusted EBITDA for the period	12,584	6,105	35,958	78,973

The following table reconciles the JV’s EBITDA and Adjusted EBITDA for the three months and year ended December 31, 2019 to the results of the JV as disclosed in note 8 to the Company’s consolidated annual financial statements for the years ended December 31, 2019 and 2018. Note that for the three months and year ended December 31, 2018 in the table below, the financial results of the AGM are included for the period August 1, 2018 to September 30, 2018 only, while the financial results of the AGM for the period January 1, 2018 to July 31, 2018 were consolidated by the Company and, therefore, included in the EBITDA table above.

ASANKO GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	Three months ended	Three months ended	Year ended	Five months ended	Year ended
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018[5]	December 31, 2018
(in thousands of US dollars)	$	$	$	$	$
JV net income (loss) for the period	58	(3,099)	(280,523)	(2,531)	(124,876)
Add back:
JV depreciation and depletion	30,578	20,845	95,418	34,329	76,273
JV Finance income	(68)	(76)	(283)	(154)	(252)
JV Finance expense	1,095	232	8,905	685	11,088
JV Current income tax expense	-	-	-	-	19
JV Deferred income tax expense (recovery)	-	(460)	-	-	11,430
JV EBITDA for the period	31,663	17,442	(176,483)	32,329	(26,318)
Add back (deduct):
Impairment associated with AGM LOM plan[6]	4,393	-	289,589	-	-
JV Mining contractor lease payments (capitalized leases)	(4,301)	-	(13,705)	-	-
JV Adjusted EBITDA for the period	31,755	17,442	99,401	32,329	(26,318)
Asanko's attributable interest in JV Adjusted EBITDA for the period	14,290	7,849	44,730	14,548	(11,843)

5 Five months ended December 31, 2018 as per note 22 of the consolidated annual financial s tatements for the years ended December 31, 2018 and 2017.

6 The impairment of the AGM was i dentified and assessed during the quarter ended September 30, 2019 and finalized in Q4 2019.

While the above figure reflects an estimate of the Company’s “attributable interest” in Adjusted EBITDA generated from the AGM, these funds are not within the Company’s exclusive control as the disposition of cash from the JV is governed by the JVA. The JVA provides that “Distributable Cash” will be calculated and distributed quarterly, if available. “Distributable Cash” means an amount to be calculated at each calendar quarter-end, as being the lesser of (i) cash and cash equivalents which are projected at that time to be surplus to all the JV companies taken together, after providing for all amounts anticipated to be required to be paid during a period of at least the ensuing two calendar quarters in order to pay the net obligations (net of anticipated revenues during such two subsequent quarters) which will arise out of the operations contemplated by the current approved program and budget while also providing for retention of a reasonable amount of cash and cash equivalents for working capital, contingencies and reserves, all of which factors shall be considered by the management committee); and (ii) the maximum amount permissible for distributions to shareholders of a particular JV company at that time in accordance with applicable law and the terms of any third party loan or other agreement in effect which limits distributions from the JV companies. Distributable cash is to be paid out by the JV in certain priority generally to interest and principal of loans, redemption of the preferred shares issued by JV Finco (of which shares each partner holds 175 million preferred shares as at December 31, 2019, after redemptions paid by the JV in 2019) and finally as dividends on common shares of the JV companies (which the JV partners own 45:45 with the Government of Ghana holding 10%).

8.5 Free Cash Flow

The Company uses the financial measure Free Cash Flow, which is a non-GAAP financial measure, to supplement information in its condensed consolidated interim financial statements. Free Cash Flow does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the JV’s performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash. The presentation of Free Cash Flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Free Cash Flow is calculated as cash flows from operating activities of the JV adjusted for cash flows associated with sustaining and non-sustaining capital expenditures and payments made to mining contractors for leases capitalized under IFRS 16.

The following table provides a reconciliation of Free Cash Flow of the AGM to its cash flows from operating activities on a 100% basis (the nearest GAAP measures), as presented in the notes to the consolidated annual financial statements of the Company for the years ended December 31, 2019 and 2018.

ASANKO GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	Three months ended December 31,		Year ended December 31,
	2019	2018	2019	2018
(in thousands of US dollars )	$	$	$	$
Cash flows from operating activities before working capital changes	33,808	17,805	109,785	100,454
Net change in working capital	11,632	(4,932)	10,590	(27,967)
Cash flows from operating activtities	45,440	12,873	120,375	72,487

Less:
Cash flows used in investing activities	(12,242)	(21,495)	(62,672)	(85,633)
Mining contractor lease payments (capitalized leases)	(4,301)	-	(13,705)	-
Free Cash Flow for the period	28,897	(8,622)	43,998	(13,146)

9. Summary of outstanding share data

As of the date of this MD&A, there were 224,394,617 common shares of the Company issued and outstanding and 8,971,737 share purchase options outstanding (with exercise prices ranging between C$0.86 and C$4.77 per share). The fully diluted outstanding share count at the date of this MD&A is 233,366,354.

10. Related party transactions

As at December 31, 2019, the Company’s related parties are its subsidiaries and the JV, its JV partners, and key management personnel. During normal course of operations, the Company enters into transactions with its related parties. During the three months and year ended December 31, 2019, all related party transactions were in the normal course of business including compensation payments to key management personnel.

As at December 31, 2019, the Company had a $4.2 million receivable owing from the JV in relation to the Company’s service fee earned for being the operator of the JV (December 31, 2018 – $2.3 million).

11. Critical accounting policies and estimates

11.1 Estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes the estimates and assumptions used in the consolidated annual financial statements are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows. The Company’s significant accounting judgments and estimates are presented in note 5 of the audited annual consolidated financial statements for the years ended December 31, 2019 and 2018. During the year ended December 31, 2019, an impairment was recorded against the carrying value of the AGM, which was based on management’s estimate of the recoverable amount of the AGM. The determination of the recoverable amount of the AGM required significant estimates and judgements as discussed previously in this MD&A.

ASANKO GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

11.2 Changes in Accounting Policies including Initial Adoption

(a) Accounting standards adopted January 1, 2019

The Company adopted the following new IFRS standards effective January 1, 2019. The nature and impact of each new standard on the Company’s current year financial statements, and prior year comparatives, if any, are outlined below. Adoption of these standards were made in accordance with the applicable transitional provisions.

Leases

In January 2016, the IASB issued IFRS 16 which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019.

The Company has not identified any material leases or other contracts containing a lease to be recognized on balance sheet as of January 1, 2019.

The adoption of IFRS 16 did however impact the Company’s equity pick-up from the AGM JV. The JV recognized a right-of-use assets and lease liabilities at January 1, 2019 relating to the JV’s mining contractor agreements. Previously, the JV recognized monthly fixed payments for equipment to mining contractors as production costs. Under IFRS 16, these fixed monthly payments were capitalized as a lease and resulted in a change in their previous presentation as production costs. Rather, the JV has recognized a depreciation charge for the right-of-use assets and interest expense on the lease liabilities. The JV elected to adopt the practical expedient in IFRS 16 to not reassess whether a contract is, or contains, a lease at the date of initial application. Any contracts or agreements that were not previously identified as containing a lease under IAS 17 or IFRIC 4, were not reassessed as of January 1, 2019. Rather, IFRS 16 was applied only to contracts entered into (or changed) on or after January 1, 2019.

On adoption of IFRS 16, the JV recognized right-of-use assets and lease liabilities of $36.6 million as at January 1, 2019. However, the net impact on the profit and loss of the JV for the three and twelve months ended December 31, 2019 was not materially different from accounting for these contracts under IAS 17 and, as a result, the adoption of IFRS 16 did not have a material impact on the Company’s equity pick-up for the year.

(b) Accounting standards and amendments issued but not yet adopted

The following standards and interpretations, which may be applicable to the Company, have been issued but are not yet effective as of December 31, 2019:

Revised Conceptual Framework

In March 2018, the IASB issued the revised Conceptual Framework (“Framework”), which sets out the fundamental concepts for financial reporting to ensure consistency in standard-setting decisions and that similar transactions are treated in a similar way, so as to provide useful information to users of financial statements. The revised Framework, which is effective January 1, 2020, will inform future standard-setting decisions but does not impact existing IFRS. The Company does not expect the Framework to have a significant impact on its accounting policies.

12. Risks and uncertainties

12.1 Financial instruments & risk

The Company’s business, operations and future prospects are subject to significant risks. For details of these risks, refer to the risk factors set forth in the Company’s most recently filed AIF, which can be found under the Company’s corporate profile on SEDAR at www.sedar.com, and the Company’s most recently filed Form 40-F Annual Report, which can be found on EDGAR at www.sec.gov.

ASANKO GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

Other than as disclosed below, management is not aware of any significant changes to the risks identified in the Company’s most recently filed AIF nor has the Company’s mitigation of those risks changed significantly during the year ended December 31, 2019. These risks, and the risk factors disclosed below, could materially affect the Company’s business, operations, prospects and share price and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, prospects and share price of the Company. If any of the risks actually occur, the business of the Company may be harmed, and its financial condition and results of operations may suffer significantly.

12.2 AGM LOM

Asanko has completed its work over the AGM LOM plan, however, the AGM LOM plan is still being reviewed by the JV management committee and the life of mine cash flow projections that are used in the impairment assessment are not based on a published NI 43-101 report. As disclosed elsewhere in this MD&A, as a result of management’s expectation that the AGM LOM plan will reflect estimated total reserve extraction that is less than the total previously estimated reserves, an impairment of $289.6 million was recorded against the carrying value of the AGM. Future changes to the AGM LOM plan, which may arise from the JV management committee’s review process, may include (but may not be limited to) changes to the current estimates of in-situ ounces, ore tonnes to be mined in future periods, strip ratios, head grades, recovery rates, gold price assumptions, mining costs, processing costs, trucking costs, capital and closure costs, as well as discount rates. Changes to any of these factors may reduce the economic benefit of the AGM, including reductions in net present values and internal rates of return, and this may materially affect the Company’s future financial performance.

13. Internal control

13.1 Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosure. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management of the Company, with the participation of the CEO and the CFO, have evaluated the design and operating effectiveness of the Company’s disclosure controls and procedures and the design as required by Canadian and United States securities legislation, and have concluded that, as of December 31, 2019, such disclosure controls and procedures were effective.

13.2 Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the CEO and CFO, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

• pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

• provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

• provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

ASANKO GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

The Company’s management, with the participation of its CEO and CFO, assessed the effectiveness of the Company’s internal control over financial reporting. In making this assessment, management used the criteria set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on this assessment, management and the CEO and CFO have concluded that, as of December 31, 2019, the Company’s internal control over financial reporting was effective.

13.3 Changes in Internal Control over Financial Reporting

There has been no change in the Company’s internal control over financial reporting during the three months ended December 31, 2019 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

13.4 Limitations of controls and procedures

The Company’s management, including the CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

14. Qualified person

The technical contents in this MD&A have been approved by Mike Begg, Pr.Sci.Nat., Senior Vice President Technical Services of Asanko Gold Inc., who is a “Qualified Person” as defined by Canadian National Instrument 43-101 (Standards of Mineral Disclosure).

15. Cautionary statements

15.1 Cautionary statement on forward-looking information

Certain statements and information contained in this MD&A constitute “forward-looking statements” within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as “forward-looking statements”. Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future conditions and courses of action. All statements and information other than statements of historical fact may be forward looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this MD&A include, but are not limited to: statements with respect to the AGM LOM; statements with respect to the AGM LOM plan, including in respect of anticipated mine life, gold production, anticipated resource and reserve levels; statements with respect to the estimated recoverable amount of the AGM and the assumptions applied in assessing the recoverable amount of the AGM; statements with respect to the Company’s plans or future financial or operating performance, the estimation of mineral reserves and resources, conclusions of economic assessments of projects, the timing and amount of estimated future production, costs of future production, future capital expenditures, costs and timing of the development of deposits, success of exploration activities, permitting time lines, requirements for additional capital, sources and timing of additional financing, realization of unused tax benefits and future outcome of legal and tax matters. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: the accuracy of reserve and resource, grade, mine life, cash cost, net present value, internal rate of return and production and processing estimates and other assumptions, projections and estimates made in the technical reports for the AGM or in respect of AGM; the successful completion of development and exploration projects, planned expansions or other projects within the timelines anticipated and at anticipated production levels; that mineral resources can be developed as planned; that the Company’s relationship with joint venture partners will continue to be positive and beneficial to the Company; interest and exchange rates; that required financing and permits will be obtained; general economic conditions; that labour disputes or disruptions, flooding, ground instability, geotechnical failure, fire, failure of plant, equipment or processes to operate are as anticipated and other risks of the mining industry will not be encountered; that contracted parties provide goods or services in a timely manner; that there is no material adverse change in the price of gold or other metals; competitive conditions in the mining industry; title to mineral properties; costs; taxes; the retention of the Company’s key personnel; and changes in laws, rules and regulations applicable to Asanko.

ASANKO GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this MD&A, include, but are not limited to:

• mineral reserve and resource estimates may change and may prove to be inaccurate;

• LOM estimates are based on a number of factors and assumptions and may prove to be incorrect;

• the AGM has a limited operating history and is subject to risks associated with establishing new mining operations;

• sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company;

• actual production, costs, returns and other economic and financial performance may vary from the Company’s estimates in response to a variety of factors, many of which are not within the Company’s control;

• adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure;

• the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected;

• the Company’s operations may encounter delays in or losses of production due to equipment delays or the availability of equipment;

• the Company’s operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures;

• the Company may be unsuccessful in attracting and retaining key personnel;

• labour disruptions could adversely affect the Company’s operations;

• the Company’s business is subject to risks associated with operating in a foreign country;

• risks related to the Company’s use of contractors;

• the hazards and risks normally encountered in the exploration, development and production of gold;

• the Company’s operations are subject to environmental hazards and compliance with applicable environmental laws and regulations;

• the Company’s operations and workforce are exposed to health and safety risks;

• unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company’s operations;

• the Company’s title to exploration, development and mining interests can be uncertain and may be contested;

ASANKO GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

• the Company’s properties may be subject to claims by various community stakeholders;

• risks related to limited access to infrastructure and water;

• the Company’s exploration programs may not successfully expand its current mineral reserves or replace them with new reserves;

• the Company’s common shares may experience price and trading volume volatility;

• the Company’s revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations;

• the Company may not be able to secure additional financing when needed or on acceptable terms;

• Company shareholders may be subject to future dilution;

• risks related to changes in interest rates and foreign currency exchange rates;

• changes to taxation laws applicable to the Company may affect the Company’s profitability and ability to repatriate funds;

• the Company’s primary asset is held through a joint venture, which exposes the Company to risks inherent to joint ventures, including disagreements with joint venture partners and similar risks;

• risks related to the Company’s internal controls over financial reporting and compliance with applicable accounting regulations and securities laws;

• the carrying value of the Company’s assets may change and these assets may be subject to impairment charges;

• the Company may be liable for uninsured or partially insured losses;

• the Company may be subject to litigation;

• the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders;

• the Company must compete with other mining companies and individuals for mining interests; and

• risks related to information systems security threats.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this MD&A if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations. Historically, the Company’s operations have been primarily funded from debt and share issuances, as well as the exercise of share-based options. The Company has had and may have future capital requirements in excess of its currently available resources. In the event the Company’s plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund its future operations, the Company may be required to seek additional financing.

Although the Company has to-date been able to raise capital, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

Readers are cautioned that the previously published Expansion Projects (including parts of Project 5 Million and Project 10 Million of the AGM as outlined in the 12/17 DFS are not currently included in the updated AGM LOM plan (see “Updated Life of Mine Plan and Associated Impairment Loss”).

15.2 Cautionary note for United States investors

As a British Columbia corporation and a “reporting issuer” under Canadian securities laws, the Company is required to provide disclosure regarding its mineral properties, including the AGM, in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. In accordance with NI 43- 101, the Company uses the terms mineral reserves and resources as they are defined in accordance with the CIM Definition Standards on mineral reserves and resources (the “CIM Definition Standards”) adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM Council”).

ASANKO GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the United States Securities and Exchange Commission (the “SEC”) under the U.S. Exchange Act. These amendments will be effective February 25, 2019 (the “SEC Modernization Rules”). The SEC Modernization Rules will replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7 (“Guide 7”), which will be rescinded. The Company is not required to provide disclosure on its mineral properties, including the AGM, under the SEC Modernization Rules as the Company is presently a “foreign issuer” under the U.S. Exchange Act and entitled to file continuous disclosure reports with the SEC under the MJDS Disclosure System between Canada and the United States.

The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are “substantially similar” to the corresponding terms under the CIM Definition Standards. As a result of the adoption of the SEC Modernization Rules, SEC will now recognize estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probably mineral reserves” to be “substantially similar” to the corresponding CIM Definitions.

United States investors are cautioned that while the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as ”proven reserves”, “probable reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

United States investors are also cautioned that while the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not to assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” that the Company reports are or will be economically or legally mineable.

Further, “inferred resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

United States investors are also cautioned that disclosure of exploration potential is conceptual in nature by definition and there is no assurance that exploration of the mineral potential identified will result in any category of NI 43-101 mineral resources being identified.